Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 1, 2008, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Superior Essex Inc.

at

$45.00 Net Per Share

by

Cyprus Acquisition Merger Sub, Inc.

a subsidiary of

LS Cable Ltd.

a subsidiary of

LS Corp.

Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect subsidiary of LS Cable Ltd., a newly established corporation organized under the laws of the Republic of Korea (“New LS Cable”) and a wholly owned subsidiary of LS Corp., a corporation organized under the laws of the Republic of Korea and formerly known as LS Cable Ltd. (“LS Corp.”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Essex Inc., a Delaware corporation (“Superior Essex”), at a price of $45.00 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Inc. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JULY 30, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is subject to the condition, among others, that at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by LS Corp. and Purchaser and their wholly owned subsidiaries, constitutes at least a majority of the total number of then-outstanding Shares, including the number of Shares which Superior Essex is required to issue (after giving effect to the transactions described under Section 11 of the Offer to Purchase — “Purpose of the Offer and Plans for Superior Essex; Merger Agreement — The Merger Agreement — Treatment of Equity Awards”) pursuant to then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not then exercisable. This condition is referred to as the “Minimum Tender Condition.” The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The purpose of the Offer is for LS Corp., through Purchaser, to acquire control of, and the entire equity interest in, Superior Essex. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below) as promptly as practicable thereafter.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2008, between Superior Essex and LS Corp. (as joined by Purchaser pursuant to a Joinder Agreement dated as of June 30, 2008 and as joined by New LS Cable pursuant to an Assignment and Joinder Agreement dated as of July 1, 2008, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Superior Essex and Superior Essex will be the surviving corporation (the “Merger”), and each outstanding Share (other than Shares held in the treasury of Superior Essex or owned by LS Corp. or any direct or indirect wholly owned subsidiary of LS Corp. or Superior Essex or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without any action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

The Superior Essex board of directors has, by the unanimous vote of the directors present, approved the Merger Agreement and determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the holders of Shares. The Superior Essex board of directors recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Superior Essex, decrease the price of the Offer or change the form of consideration payable in the Offer, decrease the number of Shares sought pursuant to the Offer, amend or waive the Minimum Tender Condition, add conditions to the Offer, modify the other conditions of the Offer in a manner adverse to the holders of Shares or in a manner that would delay consummation of the Offer or reduce the time period during which the Offer shall remain open. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right to, and under certain circumstances Superior Essex may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, following the purchase of Shares in the Offer, Purchaser shall, unless certain conditions described in the Merger Agreement are satisfied, provide subsequent offering periods of not more than five business days at a time but not to exceed an aggregate of twenty business days.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after August 29, 2008. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of LS Corp., New LS Cable, Purchaser, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Superior Essex’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Holders of Shares should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Superior Essex’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer contain important information and these documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

Macquarie Capital (USA) Inc.

Equity Capital Markets

1345 Avenue of the Americas

New York, New York 10105

(800) 560-1531

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 1, 2008

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